Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Six Months Ended June 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
	(in thousands, except ratios)
Earnings
Pre-tax income (loss)	$52,105	$37,102	$(18,265)	$(153,400)	$125,194	$(503,677)
Add: dividends received from equity investees	148	444	681	707	571	307
Less: noncontrolling interest income	(1,280)	(2,325)	(1,370)	(2,219)	(1,949)	(3,961)
Less: income from equity investees	(209)	(807)	(270)	(954)	(517)	(817)
	50,764	34,414	(19,224)	(155,866)	123,299	(508,148)

Fixed charges:(2)
Interest expense, gross(3)	5,653	12,289	11,602	10,686	10,115	36,794
Interest portion of rent expense	2,480	5,405	6,832	6,651	6,462	6,855

a) Fixed charges	8,133	17,694	18,434	17,337	16,577	43,649

b) Earnings for ratio(4)	$58,897	$52,108	$(790)	$(138,529)	$139,876	$(464,499)

Ratios:
Earnings to fixed charges (b/a)(5)	7.2	2.9	N/A	N/A	8.4	N/A

Deficit of earnings to fixed charges	N/A	N/A	$(19,224)	$(155,866)	N/A	$(508,148)

(1)
We had no preferred stock outstanding for any period presented and accordingly our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges for all periods presented.

(2)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(3)	Interest expense, gross, includes amortization of prepaid debt fees.

(4)
Earnings for ratio consists of income (loss) from continuing operations before income taxes, plus dividends received from equity method investments, less income from equity investees, less income attributable to noncontrolling interests.

(5) Earnings to fixed charges ratio is not calculated for years with a Deficit of earnings to fixed charges amount as the ratio is less than 1:1.